UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2013

Commission File 001 — 33175

Sterlite Industries (India) Limited

(Translation of Registrant’s name into English)

SIPCOT Industrial Complex

Madurai Bypass Road

T.V. Puram PO, Tuticorin,

Tamil Nadu 628 002, India

+91-22-0461 4242591

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K contains a press release issued by Sterlite Industries (India) Limited on August 17, 2013, which is filed as exhibit 99.1.

EXHIBIT LIST

Exhibit	Description

99.1	Press release issued by Sterlite Industries (India) Limited on August 17, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: August 17, 2013

STERLITE INDUSTRIES (INDIA) LIMITED

By:	/s/ D D Jalan
Name:	D D Jalan
Title:	Chief Financial Officer